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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Westamerica Bancorporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

957090103 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957090103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David L. Payne
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 1,672,341
6. Shared Voting Power 173,916
7. Sole Dispositive Power 1,672,341
8. Shared Dispositive Power 173,916

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,846,257
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.47%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 957090103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gibson Radio and Publishing Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 528,837
6. Shared Voting Power 0
7. Sole Dispositive Power 528,837
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 528,837
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.65%
12.	Type of Reporting Person (See Instructions) CO

Item 1.	(a)	Name of Issuer Westamerica Bancorporation (“Westamerica”)

	(b)	Address of Issuer’s Principal Executive Offices 1108 Fifth Avenue San Rafael, California 94901

Item 2.	(a)	Name of Person Filing This Amendment to Schedule 13G is being filed on behalf of the following persons (“Reporting Persons”) (i) David L. Payne (ii) Gibson Radio and Publishing Company (the “Company”)

(b)

Address of Principal Business Office or, if none, Residence

The principal business office of Mr. Payne is 4550 Mangels Blvd., Fairfield, CA 94585. The principal business office of the Company is 544 Curtola Parkway, Vallejo, CA 94590

	(c)	Citizenship David L. Payne: United States Company: a California corporation

(d)

Title of Class of Securities

This Amendment to Schedule 13G is being filed with respect to the common stock, no par value, of Westamerica (“Common Stock”). The Reporting Persons’ percentage of ownership of Common Stock is based on 32,099,571 shares of Common Stock Outstanding and the ownership of options to purchase 1,660,461 shares of Common Stock (the “Options”) held by Mr. Payne.

As of December 31, 2005, (i) Mr. Payne beneficially owned 1,846,257 shares of Common Stock, of which 1,660,461 shares are attributable to the Options; and (ii) the Company beneficially owned 528,837 shares of Common Stock, none of which are attributable to the Options.

	(e)	CUSIP Number 957090103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable as this Amendment to Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.	Ownership.

The information in items 1 and 5 through 11 on pages 2-3 of this Amendment to Schedule 13G is hereby incorporated by reference.

The 1,846,257 shares of Common Stock reported in row 9 on page 2 of this Amendment to Schedule 13G: (i) include 173,916 shares held in a revocable trust, as to which Mr. Payne is a co-trustee, and (ii) exclude the 528,837 shares owned by the Company, of which Mr. Payne is President and CEO. Mr. Payne expressly disclaims beneficial ownership of such shares.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

The Company does not have any voting or dispositive power over the shares of Common Stock beneficially owned by Mr. Payne, and it expressly disclaims beneficial ownership of his shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.

Certification

(a)

(b)    The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2006

/s/ DAVID L. PAYNE
Signature

David L. Payne

GIBSON RADIO AND PUBLISHING COMPANY

/s/ HELOISE DIRICCO
Signature

Heloise DiRicco, Secretary
Name/Title